RMS

17003415

S. _____ ....HANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 68927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___11/01/2016___ AND ENDING___10/31/2017___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George K. Baum Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 520

(No. and Street)

Kansas City   Missouri   64112
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dana L. Bjornson, VP & Treasurer   816-474-1100
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

                            (Name if individual, state last, first, middle name)

1201 Walnut Street, Suite 1700   Kansas City   MO   64106
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Dana L. Bjornson__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __George K. Baum Capital Advisors, Inc.__ , as of __October 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__VP & Treasurer__

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
George K. Baum Capital Advisors, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of George K. Baum Capital Advisors, Inc. (the Company) as of October 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of October 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
December 21, 2017



George K. Baum Capital Advisors, Inc.

Statement of Financial Condition

October 31, 2017

Contents

George K. Baum Capital Advisors, Inc.

Statement of Financial Condition

October 31, 2017

Assets

Cash and cash equivalents	$	1,553,159
Other assets		5,417
Total assets	$	1,558,576

Liabilities and stockholder's equity

Accrued compensation and benefits	516,912
Other liabilities and accrued expenses	26,338
Total liabilities	543,250
Stockholder's equity	1,015,326
Total liabilities and stockholder's equity	$ 1,558,576

See Notes to Statement of Financial Condition

George K. Baum Capital Advisors, Inc.

Notes to Statement of Financial Condition

October 31, 2017

1. Organization

George K. Baum Capital Advisors, Inc. (the Company) is a wholly owned subsidiary of George K. Baum Holdings, Inc. (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), which serves as the Company's self-regulatory organization. The Company provides merger and acquisition and private placement investment banking services.

2. Significant Accounting Policies

Revenue Recognition

Advisory and fee income, net of expenses, is recorded when the services to be performed are completed. Any payments received as non-refundable retainers are recorded as earned.

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with various financial institutions and investments in money market mutual funds. At October 31, 2017, the Company's cash accounts exceeded federally insured limits by approximately $1,048,000.

Other Assets

Other assets represent deposits with FINRA for future regulatory fees and expenses.

Income Taxes

The Parent is an S corporation for income tax purposes, and the Company filed an election to be treated as a Qualified Subchapter S Subsidiary. As an S corporation, the income tax due on the taxable income of the Company is the obligation of the stockholders of the Parent.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

George K. Baum Capital Advisors, Inc.

Notes to Statement of Financial Condition

October 31, 2017

Subsequent Events

The Company has evaluated subsequent events and transactions that have occurred after the statement of financial condition date through December 21, 2017, which is the date the financial statement of financial condition was issued, for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.

Fair Value Measurements

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 also requires expanded disclosure of instruments carried on the statement of financial condition at fair value. These disclosures define a hierarchy based on the nature and observability of inputs used and require a fair valuation that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are those that market participants use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available under the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of assets and liabilities that are categorized by the Company as Level 1 generally include money market mutual funds.

Level 2 – Valuations are based on quoted prices for identical or similar instruments in less-than-active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value.

Level 3 – Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current

as of the measurement date, including during periods of market dislocation. See Note 5 for further discussions and disclosures related to fair value measurements.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09") which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09 requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized. The FASB has subsequently issued various ASUs which amend specific areas of guidance in ASU 2014-09. The Company's implementation efforts include the identification of revenue within the scope of the guidance, and the potential impact on its statement of financial condition and disclosures. The current industry treatment of netting deal expenses with investment banking revenues will change under the new guidance.

The Company will adopt this guidance as of November 1, 2018. The two permitted transition methods under ASU 2014-09 are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, under which the cumulative effect of applying the standard would be recognized at the date of initial application. The Company is in the process of determining its method of adoption, which depends, in part, upon the completion of further analysis.

The AICPA industry task force on broker and dealers, the AICPA Revenue Recognition Working Group, and the AICPA's Financial Reporting Executive Committee (Fin REC) continue to issue interpretive guidance on ASU 2014-09. The Company will continue to evaluate the potential impact of this guidance.

3. Employee Benefits

George K. Baum & Company, an affiliate of the Company, provides a defined contribution 401(k) profit-sharing plan for all full-time employees, and the Company participates in the profit-sharing plan. The Company's matching contribution is comprised of both formula-based and discretionary amounts. The Company is allocated its proportionate share of the expense associated with this plan.

4. Commitments and Contingencies

In the ordinary course of business, the Company is examined by its self-regulatory organization regarding the Company's business. These reviews do not currently involve any actual or threatened direct claims against the Company.

5. Fair Value of Financial Instruments

The following table presents information about the Company's financial instruments measured at fair value in accordance with ASC 820-10, as of October 31, 2017:

	Level 1	Level 2	Level 3
Cash equivalents:			
Money market mutual funds	$ 1,548,140	$ —	$ —

There were no transfers of assets or liabilities between levels for the year ended October 31, 2017. There were no purchases or sales of Level 3 assets or liabilities for the year ended October 31, 2017.

The fair value of all other financial instruments reflected in the statement of financial condition, consisting primarily of receivables, approximates their carrying value.

6. Related-Party Transactions

George K. Baum & Company, an affiliate of the Company, provides certain administrative services for the Company under a Management Services Agreement.

7. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000.

At October 31, 2017, the Company had net capital of $978,946, which was $942,729 in excess of the required net capital.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC and other regulatory bodies.